UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒           ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

or

☐              TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                to             .

Commission file number 001-10533

A.            Full title of the plan and the address of the plan, if different from that of the issuer named below:

KENNECOTT UTAH COPPER 401(K) SAVINGS PLAN FOR REPRESENTED HOURLY EMPLOYEES

B.            Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

Rio Tinto plc

5 Aldermanbury Square

London EC2V 7HR

United Kingdom

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

KENNECOTT UTAH COPPER 401(K) SAVINGS PLAN FOR REPRESENTED HOURLY EMPLOYEES

By:	/s/ Patrick Keenan
Name: Patrick Keenan
Chief Financial Officer—Rio Tinto Kennecott Utah Copper
Chairman—Rio Tinto America Inc. Benefits Governance Committee

Date: June 19, 2013

Kennecott Utah Copper 401(k) Savings Plan for Represented Hourly Employees

Financial Report

December 31, 2012

Contents

Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statements of net assets available for benefits	2

Statement of changes in net assets available for benefits	3

Notes to financial statements	4-14

Exhibit Index

23.1 Consent of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

To the Rio Tinto America Benefit Governance Committee

Kennecott Utah Copper 401(k) Savings Plan

for Represented Hourly Employees

South Jordan, Utah

We have audited the accompanying statements of net assets available for benefits of Kennecott Utah Copper 401(k) Savings Plan (the Plan) as of December 31, 2012 and 2011, and the related statement of changes in net assets available for benefits for the year ended December 31, 2012. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012 and 2011, and the changes in its net assets available for benefits for the year ended December 31, 2012, in accordance with accounting principles generally accepted in the United States of America.

/s/ McGladrey LLP

Minneapolis, Minnesota

June 19, 2013

Kennecott Utah Copper 401(k) Savings Plan for Represented Hourly Employees

Statements of Net Assets Available for Benefits

December 31, 2012 and 2011

	2012	2011
Investments at fair value (Notes 4 and 5):
Plan interest in Rio Tinto America Inc. Savings Plan Trust	$59,010,702	$51,379,610
Dividends receivable	—	37,814
Net assets available for benefits, at fair value	59,010,702	51,417,424

Adjustment from fair value to contract value for fully benefit-responsive investment contracts (Note 3)	(631,993)	(516,713)
Net assets available for benefits	$58,378,709	$50,900,711

See Notes to Financial Statements.

Kennecott Utah Copper 401(k) Savings Plan for Represented Hourly Employees

Statement of Changes in Net Assets Available for Benefits

For the Year Ended December 31, 2012

Investment results (Note 4):
Plan interest in Rio Tinto America Inc. Savings Plan Trust’s investment income	$6,332,594

Contributions:
Participants	3,412,528
Participant rollovers	169,855
Employer	1,212,644
Total contributions	4,795,027

Benefits paid to participants	(3,236,729)

Administrative expenses	(4,699)

Net increase before transfers	7,886,193

Transfers to the Rio Tinto America Inc. 401(k) Savings Plan and Investment Partnership Plan (Note 1)	(408,195)
Net increase after transfers	7,477,998

Net assets available for benefits:
Beginning of the year	50,900,711
End of the year	$58,378,709

See Notes to Financial Statements.

Kennecott Utah Copper 401(k) Savings Plan for Represented Hourly Employees

Notes to Financial Statements

Note 1.                                 Description of the Plan

The following description of the Kennecott Utah Copper 401(k) Savings Plan for Represented Hourly Employees (the Plan) provides only general information. Participants should refer to the plan document, summary plan description and union agreement for a more complete description of the Plan’s provisions.

General: The Plan is a defined contribution plan covering all full-time hourly employees who are represented by or included in a collective bargaining unit of Kennecott Utah Copper, LLC and its affiliates (collectively, the Company or the Employer), as defined in the plan document. Eligible employees can participate in the Plan the first day of the calendar month after completing three months of continuous service. New hires will be enrolled automatically in the Plan at a before-tax contribution rate of 4 percent of eligible compensation, with a Company matching contribution at the rate of 2 percent of eligible compensation. This is usually effective the first of the month following five months of employment, unless voluntarily enrolled earlier. New hires have the option of electing out of the automatic enrollment at any time after they are eligible for the Plan. Any election to opt out of the automatic enrollment after the effective date will not affect any previously made contributions.

Kennecott Utah Copper, LLC is an indirect, wholly owned subsidiary of Rio Tinto America Inc., which is an indirect, wholly owned subsidiary of Rio Tinto plc (the Parent). The Plan has appointed State Street Bank & Trust Company (State Street) to be the trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

The Plan is part of Rio Tinto America Inc. Savings Plan Trust (the Master Trust), whose assets are held with State Street. The Master Trust was established, to hold the qualified defined contribution investment assets of the Plan and certain other benefit plans sponsored by Rio Tinto America Inc. and its subsidiaries.

Contributions: Participants may elect, under a salary reduction agreement, to contribute to the Plan an amount not less than 1 percent and not more than 19 percent of their eligible compensation on a before-tax basis through payroll deductions. Contributions are limited by the Internal Revenue Code (IRC), which established a maximum contribution of $17,000 ($22,500 for participants over age 50) for the year ended December 31, 2012. Participants may also contribute amounts representing distributions from other qualified defined contribution or defined benefit plans.

The Company matches the participants’ contributions to the Plan at 50 percent, up to the first 6 percent of their eligible compensation. Matching contributions are recorded on the date the related participant contributions are withheld.

Participant accounts: Each participant’s account is credited with the participant’s contributions, the Company’s matching contributions, an allocation of the plan earnings, and administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Participant-directed options for investments: Participants have the option to allocate plan contributions to their account balances among several investment options, including common stock of the Parent in the form of a unitized fund with American Depositary Receipts (ADRs). All choices vary in types of investments, rates of return, and investment risk. Participants may elect to have all or part of their account balances and future contributions invested in one fund, transferred to another fund, or in any combination.

Participants have the option to invest in managed funds that are weighted based on the participant’s retirement date. The funds assume participants will retire upon reaching age 65 and invest in collective trust funds.

Kennecott Utah Copper 401(k) Savings Plan for Represented Hourly Employees

Notes to Financial Statements

Note 1.                                 Description of the Plan (Continued)

Vesting: Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company’s matching contribution is based on years of continuous service. A participant is 100 percent cliff vested after three years of credited service or at time of death or attainment of age 65.

Payment of benefits: Upon termination, retirement, death or becoming permanently disabled, participants with an account balance of $3,500 or more, or their beneficiaries, may elect to receive lump-sum or rollover distributions in an amount equal to the value of the participants’ vested interests in their accounts. If a participant terminates employment and the participant’s account balance is less than $3,500, the Plan Administrator will authorize the benefit payment in a single lump sum, without the participant’s consent. During employment, participants may withdraw account balances for financial hardship, as defined.

Transfers: Company employees not represented by a collective bargaining unit (nonunion employees) participate in the Rio Tinto America Inc. 401(k) Savings and Investment Partnership Plan (RTA Plan). If employees change from union to nonunion status during the year, their account balances are transferred within the Master Trust from the Plan to the RTA Plan.

Forfeitures: Forfeitures are used to reduce future Company contributions or to pay administrative expenses of the Plan. At December 31, 2012 and 2011, forfeited nonvested accounts were approximately $5,000 and $20,000, respectively. In 2012, employer contributions were reduced by approximately $20,000 from forfeited nonvested accounts, and administrative expenses of approximately $5,000 were paid from forfeited nonvested accounts.

Note 2.                                 Summary of Significant Accounting Policies

Basis of presentation: The financial statements of the Plan reflect transactions on the accrual basis of accounting.

Use of estimates: The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires plan management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosures of contingent assets and liabilities and changes therein, at the date of the financial statements, and additions and deductions during the reporting period. Actual results could differ from those estimates.

Risks and uncertainties: The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market, currency exchange rate, and credit risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Investment valuation and income recognition: Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Rio Tinto America Inc. Savings Plan Investment Committee determines the Plan’s valuation policies utilizing information provided by the investment advisers and Plan Trustee. See Note 5 for a discussion of fair value measurements.

Kennecott Utah Copper 401(k) Savings Plan for Represented Hourly Employees

Notes to Financial Statements

Note 2.                                 Summary of Significant Accounting Policies (Continued)

Interest income is recorded on the accrual basis, and dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes gains and losses on investments bought and sold as well as held during the year. Realized gains and losses related to sales of investments are recorded on a trade-date basis. Investment income and expenses are allocated to the Plan based upon its pro rata share in the net assets of the Master Trust.

Payment of benefits: Benefits are recorded when paid by the Plan.

Administrative expenses: The Company pays the majority of costs and expenses incurred in administering the Plan. The Company provides accounting and other services for the Plan at no cost to the Plan.

The Master Trust has several fund managers that manage the investments held by the Plan. Fees for investment fund management services are included as a reduction of the return earned on each fund. In addition, during the year ended December 31, 2012, the Company paid all investment consulting fees related to these investment funds.

The fees related to transaction costs associated with the purchase or sale of Rio Tinto plc ADRs are paid by the participants.

Subsequent events: The Plan Administrator has evaluated subsequent events through the date the financial statements were issued.

Recent pronouncement: In 2011, the Financial Accounting Standards Board issued Accounting Standards Update (ASU) 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs. ASU 2011-04 converges the fair value measurement guidance in U.S. GAAP and International Financial Reporting Standards. Some amendments clarify the application of existing fair value measurement requirements and others change a particular principle for measuring fair value for disclosing fair value measurement information. In addition, ASU 2011-04 requires additional fair value disclosures. The adoption of ASU 2011-04 as of January 1, 2012, did not have a material effect on the Plan or Master Trust’s net assets available for benefits or changes in net assets available for benefits.

Pending pronouncement: In 2012, the Financial Accounting Standards Board issued ASU 2012-04, Technical Corrections and Improvements, which includes technical corrections and improvements related to fair value measurements and has been issued, but which the Plan or Master Trust have not yet fully adopted, as the effective date is for fiscal periods beginning after December 15, 2012.

Note 3.                                 Fully Benefit-Responsive Investment Contracts

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts, because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The statements of net assets available for benefits presents the fair value of the investment contracts as well as the adjustment of the Plan’s interest in the fully benefit-responsive investment contracts from fair value to contract value. The statement of changes in net assets available for benefits is prepared on a contract value basis for fully benefit-responsive investment contracts.

Kennecott Utah Copper 401(k) Savings Plan for Represented Hourly Employees

Notes to Financial Statements

Note 4.                                 Plan Interest in the Rio Tinto America Inc. Savings Plan Trust

The Plan’s investments are included in the investments of the Master Trust. Each participating retirement plan has a divided interest in the Master Trust. The value of the Plan’s interest in the Master Trust is based on the beginning of year value of the Plan’s interest in the Master Trust plus actual contributions and allocated investment income (loss) less actual distributions, and allocated administrative expenses. Investment income (loss), investment management fees and other direct expenses relating to the Master Trust are allocated to the individual plans based on the average daily balances. The Plan’s interest in the Master Trust was 8.4 percent and 9.3 percent as of December 31, 2012 and 2011, respectively. The Master Trust also includes the investment assets of the following retirement plans:

•                  Rio Tinto America Inc. 401(k) Savings Plan and Investment Partnership Plan

•                  U.S. Borax Inc. 401(k) Savings and Retirement Contribution Plan for Represented Hourly Employees

•                  Rio Tinto Alcan 401(k) Savings Plan for Former Employees

•                  Alcancorp Employees’ Savings Plan

•                  Alcancorp Hourly Employees’ Savings Plan

The following is a summary of the Master Trust assets, the Plan’s divided interest in the assets of the Master Trust, and the Plan’s divided interest percentage ownership of the Master Trust assets as of December 31, 2012 and 2011:

	December 31, 2012
			Plan’s Percent
	Master Trust	Plan’s Interest	Interest in
	Assets	in Master Trust	Master Trust
Investments at fair value:
Mutual funds	$321,715,507	$24,263,391	7.5
Stable value fund	194,572,398	17,197,651	8.8
Collective trust funds	125,736,983	8,300,664	6.6
Rio Tinto plc common stock ADRs	52,737,988	8,823,747	16.7
Interest-bearing cash	5,474,520	425,249	7.8
Net assets available for benefits, at fair value	700,237,396	59,010,702	8.4

Adjustment from fair value to contract value for fully benefit-responsive	(7,150,299)	(631,993)	8.8
Net assets available for benefits	$693,087,097	$58,378,709	8.4

Kennecott Utah Copper 401(k) Savings Plan for Represented Hourly Employees

Notes to Financial Statements

Note 4.                                 Plan Interest in the Rio Tinto America Inc. Savings Plan Trust (Continued)

	December 31, 2011
			Plan’s Percent
	Master Trust	Plan’s Interest	Interest in
	Assets	in Master Trust	Master Trust
Investments at fair value:
Mutual funds	$330,260,110	$26,099,697	7.9
Stable value fund	168,540,617	17,137,320	10.2
Rio Tinto plc common stock ADRs	48,415,374	7,926,395	16.4
Interest-bearing cash	2,156,593	216,198	10.0
Net assets available for benefits, at fair value	549,372,694	51,379,610	9.4

Adjustment from fair value to contract value for fully benefit-responsive	(5,081,722)	(516,713)	10.2
Net assets available for benefits	$544,290,972	$50,862,897	9.3

During 2012, the Master Trust’s investments (including investments bought and sold, as well as held during the year) appreciated as follows:

Net appreciation in fair value of investments:
Mutual funds	$38,850,403
Collective trust funds	6,690,732
Rio Tinto plc common stock ADRs	9,187,061
Net appreciation in fair value of investments	$54,728,196

The following are the changes in net assets for the Master Trust for the year ended December 31, 2012:

Investment results:
Net appreciation in fair value of investments	$54,728,196
Interest and dividends	14,710,354
Net investment results	69,438,550

Net transfers	79,570,902
Administrative expenses	(213,327)
Increase in net assets	148,796,125

Net assets:
Beginning of year	544,290,972
End of year	$693,087,097

Kennecott Utah Copper 401(k) Savings Plan for Represented Hourly Employees

Notes to Financial Statements

Note 4.                                 Plan Interest in the Rio Tinto America Inc. Savings Plan Trust (Continued)

The following table presents the investments that represent 5 percent or more of the Master Trust’s net assets and the Plan’s share of investments in the Master Trust that represent 5 percent or more of the Plan’s net assets as of December 31, 2012 and 2011:

	December 31,
	2012		2011
	Master Trust	Plan	Master Trust	Plan

Invesco Stable Value Trust	$194,572,398	$17,197,651	$168,540,617	$17,137,320
Vanguard Institutional Index;
Class I Shares	54,743,013	3,484,567	43,086,458	3,828,000
Rio Tinto plc common stock ADRs	52,737,988	8,823,747	48,415,374	7,926,395
PIMCO Total Return Fund;
Institutional Shares	48,447,090	*	59,421,393	3,926,330
SSgA S&P 500 Index Fund;
Class N Shares	45,056,176	2,993,336	*	*
Dodge & Cox Stock Fund	44,236,592	4,527,004	50,931,220	4,797,522
Harbor Capital Appreciation Fund	*	3,241,533	41,215,278	3,688,440
Artisan Mid Cap Fund;
Institutional Shares	*	*	29,711,719	2,669,836
American Funds Europacific
Growth Fund	*	*	*	2,572,073

*Investment did not exceed 5 percent of the Master Trust’s or Plan’s net assets in the year indicated.

Note 5.                                 Fair Value Measurements

Accounting guidance provides the framework for measuring fair value. The framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described as follows:

Level 1:        Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2:        Inputs to the valuation methodology include quoted market prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; and inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3:        Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Kennecott Utah Copper 401(k) Savings Plan for Represented Hourly Employees

Notes to Financial Statements

Note 5.                                 Fair Value Measurements (Continued)

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no significant changes in the methodologies used at December 31, 2012 and 2011.

Mutual funds: Mutual funds are valued at the daily closing price as reported by the fund. Mutual funds held by the Master Trust are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value (NAV) and to transact at that price. The mutual funds held by the Master Trust are deemed to be actively traded.

Stable value fund: The stable value fund is valued based upon the per share NAV of the underlying securities. Underlying short-term securities are valued at amortized cost if maturity is 60 days or less at the time of purchase, or market value if maturity is greater than 60 days. Underlying investments in collective trusts are valued at the respective NAV as reported by such trusts. Underlying debt securities are valued on the basis of valuations provided by independent pricing services, or obtained from dealers making a market for such securities when independent pricing service valuations are not available.

Collective trust funds: The collective trust funds are valued at the underlying NAV per unit, which is based on the fair values of the underlying funds using a market approach. Underlying equity investments for which market quotations are readily available are reported at the last reported sale price on their principal exchange, market or system on valuation date, or official close price of certain markets. If no sales are reported for that day, investments are valued at the last published sales price, the mean between the last reported bid and asked prices, or at fair value as determined in good faith by the trustee of the fund. Underlying short-term investments are stated at amortized costs, which approximates fair value. Underlying registered investment companies or collective investment funds are valued at their respective NAV. Underlying fixed income investments are valued based on the basis of valuations furnished by independent pricing services. In the event current market prices or quotations are not readily available or deemed unreliable by the fund trustee, the fair value of the underlying fund will be determined in good faith by the fund trustee using alternative fair valuation methods.

Rio Tinto plc common stock ADRs: Rio Tinto plc common stock ADRs are valued at the closing price reported on the active market on which individual securities are traded.

Interest-bearing cash: Interest-bearing cash is valued at cost plus accrued income, which approximates fair value measured by similar assets in active markets.

Kennecott Utah Copper 401(k) Savings Plan for Represented Hourly Employees

Notes to Financial Statements

Note 5.                                 Fair Value Measurements (Continued)

The following tables set forth, by level, within the fair value hierarchy, the Master Trust’s fair value measurements at December 31, 2012 and 2011:

	Assets at Fair Value as of December 31, 2012
	Level 1	Level 2	Level 3	Total
Mutual funds:
Large cap	$133,659,931	$—	$—	$133,659,931
Mid cap	34,764,146	—	—	34,764,146
Small cap	33,452,050	—	—	33,452,050
International	41,367,018	—	—	41,367,018
Bond investments	78,472,362	—	—	78,472,362
Stable value fund	—	194,572,398	—	194,572,398
Collective trust funds:
Bond investments	—	31,378,192	—	31,378,192
Commodities futures market	—	3,507,864	—	3,507,864
Foreign	—	23,288,813	—	23,288,813
Large Cap	—	45,056,176	—	45,056,176
Real estate	—	2,919,632	—	2,919,632
Small-mid cap	—	15,086,170	—	15,086,170
U.S. fixed-income securities	—	3,116,019	—	3,116,019
U.S. money market securities	—	1,384,117	—	1,384,117
Rio Tinto plc common stock ADRs	52,737,988	—	—	52,737,988
Interest-bearing cash	5,474,520	—	—	5,474,520
	$379,928,015	$320,309,381	$—	$700,237,396

	Assets at Fair Value as of December 31, 2011
	Level 1	Level 2	Level 3	Total
Mutual funds:
Large cap	$135,216,942	$—	$—	$135,216,942
Mid cap	41,301,152	—	—	41,301,152
Small cap	34,936,542	—	—	34,936,542
International	43,614,747	—	—	43,614,747
Blended investment	14,039,481	—	—	14,039,481
Bond investments	61,151,246	—	—	61,151,246
Stable value fund	—	168,540,617	—	168,540,617
Rio Tinto plc common stock ADRs	48,415,374	—	—	48,415,374
Interest-bearing cash	2,156,593	—	—	2,156,593
	$380,832,077	$168,540,617	$—	$549,372,694

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Kennecott Utah Copper 401(k) Savings Plan for Represented Hourly Employees

Notes to Financial Statements

Note 5.                                 Fair Value Measurements (Continued)

The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the beginning of the reporting period. The Master Trust evaluates the significance of transfers between levels based upon the nature of the financial instrument and size of the transfer relative to total net assets available for benefits. For the year ended December 31, 2012, there were no transfers between levels.

The Master Trust follows guidance on how entities should estimate fair value of certain alternative investments. The fair value of investments within the scope of the guidance can be determined using NAV per share as a practical expedient, when fair value is not readily determinable, unless it is probable the investment will be sold at something other than NAV.

The following table includes categories of investments where NAV is available as a practical expedient:

	Fair Value as of December 31		Redemption	Redemption
	2012	2011	Frequency	Notice Period
Stable value fund:
Invesco stable value fund (a)	$194,572,398	$168,540,617	Daily	None
Collective trust funds:
Bond investments (b)	31,378,192	—	Daily*	None
Commodities futures market (c)	3,507,864	—	Daily*	None
Foreign (d)	23,288,813	—	Daily*	None
Large Cap (e)	45,056,176	—	Daily*	None
Real estate (f)	2,919,632	—	Daily*	None
Small-mid cap (g)	15,086,170	—	Daily*	None
U.S. fixed-income securities (h)	3,116,019	—	Daily*	None
U.S. money market securities (i)	1,384,117	—	Daily*	None

*The fund trustee, in its sole discretion, reserves the right to value any contributions or withdrawals as of the next succeeding valuation date or another date as the fund trustee deems appropriate.

There are no unfunded commitments related to the categories of investments where NAV is available as a practical expedient.

(a)         The fund seeks preservation of principal and to provide interest income reasonably obtained under prevailing market conditions and rates, consistent with seeking to maintain required liquidity.

(b)         The trust funds seek investment return that approximate as closely as practicable, before expenses, the performance of a U.S. bond index over the long term.

(c)          The fund seeks an investment return that approximates as closely as practicable, before expenses, the performance of the Dow Jones-UBS Commodity Total Return IndexSM over the long term.

(d)         The fund seeks an investment return that approximates as closely as practicable, before expenses, the performance of the MSCI ACWI ex-USA IMI Index over the long term.

(e)          The fund seeks an investment return that approximates as closely as practicable, before expenses, the performance of the S&P 500 over the long term.

Kennecott Utah Copper 401(k) Savings Plan for Represented Hourly Employees

Notes to Financial Statements

Note 5.                                 Fair Value Measurements (Continued)

(f)           The fund seeks an investment return that approximates as closely as practicable, before expenses, the performance of the FTSE EPRA/NAREIT Developed Liquid Index over the long term.

(g)          The fund seeks an investment return that approximates as closely as practicable, before expenses, the performance of the Russell Small Cap Completeness Index over the long term.

(h)         The fund seeks an investment return that approximates as closely as practicable, before expenses, the performance of the Barclays U.S. 1-3 Year Government/Credit Bond Index over the long term.

(i)             The fund seeks to maximize current income, to the extent consistent with the preservation of capital and liquidity and the maintenance of a stable $1.00 per share NAV, by investing in U.S. dollar-denominated money market securities.

Note 6.                                 Parties-in-Interest Transactions

The Master Trust is managed by State Street. Therefore, transactions within the Master Trust qualify as party-in-interest transactions. The Master Trust also holds collective trust funds that are managed by State Street Global Advisors (SSgA), the investment management division of State Street. Fees paid by the Master Trust or Plan for investment management services to State Street or SSgA were included as a reduction of the return earned on each investment.

The Master Trust invests in Rio Tinto plc common stock ADRs. The Master Trust held 912,975 and 990,443 shares of Rio Tinto plc common stock ADRs at December 31, 2012 and 2011, respectively, valued at $58.05 and $48.88, respectively. During the year ended December 31, 2012, purchases and sales of shares by the Master Trust totaled approximately $5,573,000 and $9,807,000, respectively.

During the year ended December 31, 2012, the Plan had transactions with Xerox Business Services, LLC, the Plan’s record keeper, which are allowed by the Plan. These transactions qualify as party-in-interest transactions, which are exempt from prohibited transaction rules.

Note 7.                                 Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of termination, all participants would become fully vested in their accounts.

Note 8.                                 Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated December 9, 2002, that the Plan and related trust were designed in accordance with the applicable requirements of the IRC. The Plan has been amended since receiving the determination letter; however, the Plan Administrator and the Plan’s legal counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC and therefore believe that the Plan and the related trust are tax-exempt.

The Plan Administrator has evaluated the Plan’s tax positions and concluded that the Plan had maintained its tax-exempt status and had taken no uncertain tax positions that require adjustment to the financial statements. Therefore, no provision or liability for income taxes has been included in the financial statements. With few exceptions, the Plan is no longer subject to income tax examinations by the U.S. federal, state or local tax authorities for years prior to 2009.

Kennecott Utah Copper 401(k) Savings Plan for Represented Hourly Employees

Notes to Financial Statements

Note 9.                                 Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of the net assets available for benefits before transfers as presented in the financial statements to the Form 5500 as of December 31:

	2012	2011
Net assets available for benefits as presented in the financial statements	$58,378,709	$50,900,711
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	631,993	516,713
Net assets available for benefits as presented in the Form 5500	$59,010,702	$51,417,424

The following is a reconciliation of the net increase in net assets available for benefits as presented in these financial statements to the Form 5500:

Year Ended
December 31,
2012

Net increase in net assets available for benefits before transfers as presented in these financial statements	$7,886,193
Subtract adjustment from fair value to contract value for fully benefit-responsive investment contracts for 2011	(516,713)
Add adjustment from fair value to contract value for fully benefit-responsive investment contracts for 2012	631,993
Net increase in net assets available for benefits before transfers as presented in Form 5500	$8,001,473

EXHIBIT INDEX

Exhibit
Number	Document

23.1	Consent of Independent Registered Public Accounting Firm